UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Logiq, Inc.

Full Name of Registrant:

Weyland Tech, Inc.

Former Name if Applicable:

85 Broad Street, 16-079

Address of Principal Executive Office (Street and Number)

New York, New York 10004

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Logiq, Inc., a Delaware corporation (the “Company”), is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2023 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to account for recent developments in the Company’s business and operations, and to address matters related to certain strategic transactions, as previously disclosed by the Company in recent filings with the U.S. Securities and Exchange Commission (the “Commission”). As a result of the Company’s limited financial resources, the Company requires additional time to finalize certain disclosures in its Quarterly Report, as well as its financial statements to be filed as part of the Quarterly Report.

For the foregoing reasons, the Company requires additional time to complete the procedures relating to its quarter-end reporting process, including the completion of the Company’s financial statements, and therefore, the Company is unable to file the Quarterly Report by August 14, 2023, the prescribed filing due date for the Quarterly Report. The Company expects to file the Quarterly Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brent Y. Suen	808	829-1057
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

When filed, the Quarterly Report will reflect the results of continuing operations of the Company after conducting various strategic and other transactions over the course of the year between the quarter ended June 30, 2022 and quarter ended June 30, 2023, as well as changes to the Company’s business operations during the same period, which the Company expects will result in significant changes to the Company’s results of continuing operations from the corresponding period for the last fiscal year. Due to the continuing preparation of the financial statements of the Company, the Company cannot, at this time, provide a reasonable estimate of the results of operations for the period ended June 30, 2023.

Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements that involve substantial risks and uncertainties. When used herein, the terms “intends,” “anticipates,” “expects,” “estimates,” “believes” and similar expressions, as they relate to the Company or our management, are intended to identify such forward-looking statements.

Forward-looking statements in this Form 12b-25 or hereafter, including in other publicly available documents filed with the Commission, reports to the stockholders of the Company and other publicly available statements issued or released by the Company involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are based upon management’s best estimates based upon current conditions and the most recent results of operations. These risks include, but are not limited to, the risks set forth herein and in such other documents filed with the Commission, each of which could adversely affect the Company’s business and the accuracy of the forward-looking statements contained herein. The Company’s actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements.

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LOGIQ, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

LOGIQ, INC.

Date: August 14, 2023	By:	/s/ Brent Suen
		Name:	Brent Suen
		Title:	Chief Executive Officer

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